Exhibit 99.1

NEWS RELEASE

FOR IMMEDIATE RELEASE - July 11, 2005
FOR:	PETROKAZAKHSTAN INC.
SUBJECT:	Exploration Success on the Kolzhan License

CALGARY, Alberta - PetroKazakhstan Inc. (the “Company”) is pleased to report the results of its 2005 exploration drilling campaign on the Kolzhan license. Three out of the four wells drilled this year on the license have been successful, encountering and testing oil.

The Kolzhan license is adjacent to the Northern margin of the Kyzylkia field, which is currently being developed. Two exploration wells encountered 2.6 metres and 9.4 metres of net pay and produced 250 bopd and 700 bopd respectively in the Cretaceous formation, a well-established oil bearing horizon in the South Turgai basin. Of more significant importance are the results from the most recent well, KK-43 drilled into a previously untested basement formation at a total depth of 1,576 metres. The well encountered 262 metres of carbonate formation with at least 10.2 metres of net pay. Initial testing has resulted in flow rates of 120 bopd. Further well stimulation operations, typically applied in fractured carbonate reservoirs such as acid fraccing, will be conducted along with additional production testing.

These wells have established the presence of a significant new dual reservoir field, separate from the Northern part of the Kyzylkia field but close to main Kyzylkia production facilities.

Mike Azancot, Senior VP, Exploration and Production, commenting on these discoveries said; “We are very excited by the results of this Kolzhan drilling campaign, particularly well KK-43 which confirms our belief that there is significant reserves potential within the Pre-Mesozoic Basement section. It is very encouraging that we have been so successful with our first test in this section. We will now plan to drill an additional three to six wells in this area before the end of the year. With this successful test, we are reviewing a number of other Pre-Mesozoic Basement opportunities throughout our extensive prospect portfolio. These successful wells illustrate PetroKazakhstan’s ability to continually apply modern exploration concepts to develop new plays and prospects and to add reserves through exploration.”

PetroKazakhstan Inc. is a vertically integrated, international energy company, celebrating its eighth year of operations in the Republic of Kazakhstan. The Company is engaged in the acquisition, exploration, development and production of oil and gas, the refining of crude oil and the sale of oil and refined products.

PetroKazakhstan shares trade in the United States on the New York Stock Exchange, in Canada on The Toronto Stock Exchange, in the United Kingdom on the London Stock Exchange and in Germany on the Frankfurt Exchange under the symbol PKZ. As of December 27, 2004, PetroKazakhstan shares began trading on the Kazakhstan exchange under the symbol CA_PKZ. The Company’s website can be accessed at www.petrokazakhstan.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

For further information please contact:

Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658 +1 (403) 383-2234 (cell)	Jeffrey D. Auld Vice President, Treasurer + 44 (1753) 410-020 + 44 79-00-891-538 (cell)

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Telephone (403) 221-8435 Fax: (403) 221-8425